SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par Value $0.001 Per Share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Berkovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Dear Partner:

On behalf of the management of Portal, I want to share some exciting news that was announced this morning. Oracle Corporation has entered into a definitive agreement with Portal Software, Inc., whereby Oracle will acquire Portal. Please note that until the deal closes, each company will continue to operate independently, and it is business as usual. The combined strength of our companies will create the first integrated end-to-end OSS/BSS enterprise technology suite specifically tailored for the communications industry.

There are several reasons that this is a positive step for Portal, our employees, our customers and our partners. Portal’s employees and our technology will become the billing and revenue management foundation for Oracle’s communications business providing the premier convergent packaged applications suite that supports all communications business processes, services, markets and geographies. This integrated solution will provide enhanced opportunities for our partners to leverage the combined Oracle Portal footprint to help service providers improve the understanding and care of their customers, reduce revenue leakage, and enable faster time-to-market for new services at lower cost.

Partners will remain a critical component of Portal’s strategy and we will continue to develop our strategic partnerships with leading systems integrators and technology partners. Throughout the acquisition and integration process, your existing Portal alliances contacts will remain the same. We will maintain regular communications with you throughout this process. Oracle and Portal will be hosting a conference call for partners and customers on Thursday, April 13th at 7:30 am PDT. To attend please dial:

US: 888-769-8711

Int’l: 517-308-9493

passcode: update

To access further information about the acquisition you can link to: www.oracle.com/portalsoftware.

I am convinced this acquisition will bring exceptional value and opportunities to our partners, and to the marketplace. Portal has defined the Revenue Management space and, by working as a part of Oracle, I am confident that we will continue to innovate and pioneer solutions that enable service providers to rapidly and profitably deliver new services to their customers.

Sincerely,

Dave Labuda CEO Portal Software

Forward Looking Statement

Statements in this release regarding potential customer relationships, the possibility of contracted services from Portal, and future financial standings are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our quarterly reports on Form 10-Q. All statements made in this press release are made only as of the date set forth at the beginning of this release. Portal undertakes no obligation to update the information in this release in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this release for the outstanding shares of Portal Software, Inc. has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Oracle Systems Corporation’s Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Portal Software’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and shareholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our shareholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with our periodic reporting requirements. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended January 30, 2004, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.